SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. __)*

                         CALIBER LEARNING NETWORK, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    129914107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                              Robert Fleming, Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d(f), or 13d-1(g), check the following box |_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129914107              SCHEDULE 13D               Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                    a.  |X|
                                                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,958,691 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             314,036 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,958,691 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        314,036 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,272,727 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 129914107              SCHEDULE 13D               Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                         |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               314,036 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,958,691 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        314,036 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,958,691 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,272,727 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 129914107              SCHEDULE 13D               Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting            0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                       0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,272,727 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

     15.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 129914107              SCHEDULE 13D               Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               2,272,727 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,272,727 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,272,727 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,272,727 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,272,727 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.1 %
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 129914107              SCHEDULE 13D               Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             800,871 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        800,871 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,073,598 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IA, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 129914107              SCHEDULE 13D               Page 7 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Kingdom
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             800,871 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        800,871 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,073,598 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

     20.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!
                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

           Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

           This Statement on Schedule 13D relates to Common Stock, par value $0.01 per share ("Common Stock"), of CALIBER LEARNING NETWORK, INC., a Maryland corporation ("Issuer"). The address of the Issuer's principal executive offices is 509 South Exeter Street, Baltimore, MD 21202.

Item 2. Identity and Background.

           This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and the Offshore Fund, and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

           On October 26, 1999, the US Fund entered into the Preferred Stock Purchase Agreement, dated as of October 26, 1999, between the Issuer and the US Fund (see Exhibit 4 hereto, which is incorporated herein by reference), to purchase, for a total purchase price of $10,772,800, 107,728 shares of Series A Convertible Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"). The US Fund purchased the Series A Preferred Stock, which was acquired by the US Fund at the closing on October 26, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

           On October 26, 1999, the Offshore Fund entered into the Preferred Stock Purchase Agreement, dated as of October 26, 1999, between the Issuer and the Offshore Fund, to purchase, for a total purchase price of $1,727,200, 17,272 shares of Series A Preferred Stock. The Offshore Fund purchased the Series A Preferred Stock, which was acquired by the Offshore Fund at closing on October 26, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

           On October 26, 1999, Robert Fleming Nominees Limited ("RF Nominees") entered into the Preferred Stock Purchase Agreement, dated as of October 26, 1999, between the Issuer and RF Nominees, to purchase, for a total purchase price of $2,500,000, 25,000 shares of Series A Preferred Stock. RF Nominees purchased the Series A Preferred Stock, which was acquired by the RF Nominees at closing on October 26, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


Item 4. Purpose of Transaction.

a) The Series A Preferred Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The US Fund, the Offshore Fund and RF Nominees may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

           Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Articles Supplementary Classifying Series A Convertible Preferred Stock ("Articles Supplementary") (see Exhibit 5 hereto, which is incorporated herein by reference), so long as either (i) the US Fund, the Offshore Fund, RF Nominees, any Affiliate, officer or employee of an Affiliate or investment fund managed by an Affiliate of the US Fund, the Offshore Fund, or RF Nominees to which the US Fund, the Offshore Fund, or RF Nominees may transfer record or beneficial ownership of any shares of Series A Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series A Preferred Stock ("Fleming Holder") own at least 50% of the outstanding shares of Series A Preferred Stock or (ii) any transferee (except for a Fleming Holder) of any shares of Series A Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series A Preferred Stock ("Transferee") owns at least 50% of the outstanding shares of Series A Preferred Stock, the holders of Series A Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

           Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or divided policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

           The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series A Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series A Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


Item 5. Interest in Securities of the Issuer.

(a) On October 26, 1999, the US Fund purchased 107,728 shares of Series A Preferred Stock ("US Fund Preferred Stock"). The US Fund Preferred Stock is currently convertible into 1,958,691 shares of Common Stock ("US Fund Conversion Shares"), subject to certain antidilution provisions.

           On October 26, 1999, the Offshore Fund purchased 17,272 shares of Series A Preferred Stock ("Offshore Fund Preferred Stock"; together with US Fund Preferred Stock and Offshore Fund Preferred Stock, referred to herein as "Fund Preferred Stock"). The Offshore Fund Preferred Stock is currently convertible into 314,036 shares of Common Stock ("Offshore Fund Conversion Shares"; together with US Fund Conversion Shares and Offshore Fund Conversion Shares, referred to herein as "Fund Conversion Shares"), subject to certain antidilution provisions.

           On October 26, 1999, RF Nominees purchased 25,000 shares of Series A Preferred Stock ("RF Nominees Preferred Stock"). The RF Nominees Preferred Stock is currently convertible into 454,546 shares of Common Stock ("RF Nominees Conversion Shares"), subject to certain antidilution provisions.

           RF Nominees also held 346,325 shares of Common Stock as of October 26, 1999 ("RF Nominees Common Stock").

           Because of their relationship as affiliated entities, the US Fund and the Offshore Fund may be deemed to beneficially own the Fund Conversion Shares. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the Fund Conversion Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the Fund Conversion Shares. As investment adviser to the US Fund and the Offshore Fund, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the Fund Conversion Shares. While RFI has no formal advisory contract with RF Nominees, RFI may be deemed to share beneficial ownership of the RF Nominees Conversion Shares and the RF Nominees Common Stock, which are held in customer accounts by RFH, as a result of RFI's relationship with RFH. RFI is 100% owned by RFH. RFH is 100% owned by Copthall Overseas Limited which is ultimately 100% owned by Robert Fleming Holdings Limited. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the Fund Conversion Shares, the RF Nominees Preferred Stock and the RF Nominees Common Stock.

           Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

           As of October 26, 1999, each of the US Fund, the Offshore Fund, Fleming Partners, and Discovery may be deemed to have owned beneficially 15.1% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 12,345,760 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of October 26, 1999, (ii) the number of shares of Common Stock (2,272,727) issuable upon conversion of the Fund Preferred Stock and (iii) the number of shares of Common Stock (454,546) issuable upon conversion of the RF Nominees Preferred Stock.

           The percentage is calculated by dividing 2,272,727 by 15,073,033 (which is the sum of 12,345,760, 2,272,727 and 454,546).

           As of October 26, 1999, each of RFI and RFH may be deemed to have owned beneficially 20.4% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 12,345,760 shares of Common Stock (which includes 346,325 shares of Common Stock held by RF Nominees as of October 26, 1999) reported outstanding by the Issuer to the Reporting Persons as of October 26, 1999, (ii) the number of shares of Common Stock (2,272,727) issuable upon conversion of the Fund Preferred Stock and (iii) the number of shares of Common Stock (454,546) issuable upon conversion of the RF Nominees Preferred Stock.

           The percentage is calculated by dividing 3,073,598 (which is the sum of 2,272,727, 454,546 and 346,325) by 15,073,033 (which is the sum of
12,345,760, 2,272,727 and 454,546).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

           The US Fund, the Offshore Fund and RF Nominees acquired their respective shares of Series A Preferred Stock as of October 26, 1999 pursuant to the Preferred Stock Purchase Agreements, dated as of October 26, 1999, and executed by the US Fund, the Offshore Fund, RF Nominees and the Issuer.

           A Stockholders' Agreement, dated as of October 26, 1999 (see Exhibit 6 hereto, which is incorporated herein by reference), was entered into by the Issuer, Chris L. Nguyen, the US Fund, the Offshore Fund and RF Nominees. The Stockholders' Agreement provides that, so long as the Fleming Holders collectively hold at least 25% of the Fund Conversion Shares and the RF Nominees Conversion Shares issuable on the closing, calculating the Fund Preferred Stock and the RF Nominees Preferred Stock on an as-converted basis, in the event Mr. Nguyen proposes to transfer his shares ("Transferor Shares") to any Person ("Buyer"), as a condition to such Transfer, Mr. Nguyen shall cause the Buyer to offer to purchase from the Fleming Holders up to that number of Series A Preferred Stock and Common Stock owned by a Fleming Holder or any Transferee ("Investor Shares") representing the same percentage of all Investor Shares owned by it as the Transferor Shares are of all shares held by Mr. Nguyen, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

           Pursuant to the Registration Rights Agreement, dated October 26, 1999 (see Exhibit 7 hereto, which is incorporated herein by reference), the Issuer has granted to the Fleming Holders and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon the conversion of Series A Preferred Stock) held by such stockholders.

           Pursuant to the Articles Supplementary, as filed with the Maryland State Department of Assessments and Taxation on October 25, 1999 (see Exhibit 5 hereto, which is incorporated herein by reference), the Fleming Holders currently are entitled to one vote per share of Common Stock into which each share of Series A Preferred Stock is convertible. The Fleming Holders currently are entitled to receive dividends at a rate per annum equal to 7.5% of the Preferred Dividend Value (as defined in the Articles Supplementary). In addition, under the Articles Supplementary, the Fleming Holders are entitled to elect one member of the Issuer's Board of Directors, as more fully set forth in
Item 4 herein and Section 3(c) of the Articles Supplementary.

           In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 (attached hereto as Exhibits 3 and 2, and are incorporated herein by reference), the US Fund, the Offshore Fund and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the US Fund, the Offshore Fund in proportion to the relative amounts of capital committed to each Fund and (ii) the US Fund, the Offshore Fund would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments.

           The foregoing response to this Item 6 is qualified in its entirety by reference to the Preferred Stock Purchase Agreements, the Stockholders' Agreement, the Articles Supplementary, and the Registration Rights Agreement.

           Except as set forth in this Item 6 and Items 3, 4, and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.



Item 7. Material to be Filed as Exhibits.

           Exhibit 1 -      Joint Filing Agreement.

           Exhibit 2 -      Limited Partnership Agreement of Fleming
                            Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert
                            Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

           Exhibit 3 -      Limited Partnership Agreement of Fleming US
                            Discovery Fund III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming,
                            Inc. with respect to the securities of Anicom, Inc.
                            filed on July 29, 1997).

           Exhibit 4 -      Preferred Stock Purchase Agreement, dated as of
                            October 26, 1999, between Caliber Learning Network,
                            Inc. and Fleming US Discovery Fund III, L.P.
                            Preferred Stock Purchase Agreement, dated as of
                            October 26, 1999 between Caliber Learning Network,
                            Inc. and Fleming US Offshore Discovery Fund III,
                            L.P. Preferred Stock Purchase Agreement between
                            Caliber Learning Network, Inc. and Robert Fleming
                            Nominees Limited (incorporated by reference to the same documents included as Exhibit 10.01, 10.02, and
                            10.03 respectively) to Form 8-K filed by the Issuer on October 26, 1999, under SEC File No. 000-23945).

           Exhibit 5 -      Articles Supplementary Classifying Series A
                            Convertible Preferred Stock, as filed with the Maryland State Department of Assessments and
                            Taxation on October 25, 1999 (incorporated by reference to the same document included as Exhibit
                            3.01 to Form 8-K filed by the Issuer on October 26,
                            1999, under SEC File No. 000-23945).

           Exhibit 6 -      Stockholders' Agreement, dated as of October 26,
                            1999, among Caliber Learning Network, Inc., Chris L.
                            Nguyen, Fleming US Discovery Fund III, L.P., Fleming
                            US Discovery Offshore Fund III, L.P. and Robert
                            Fleming Nominees Limited (incorporated by reference to the same document included as Exhibit 10.05 to Form 8-K filed by the Issuer on October 26, 1999, under SEC File No. 000-23945).

           Exhibit 7 -      Registration Rights Agreement, dated as of
                            October 26, 1999 among Caliber Learning Network,
                            Inc., Fleming US Discovery Fund III, L.P., Fleming
                            US Discovery Offshore Fund III, L.P. and Robert
                            Fleming Nominees Limited (incorporated by reference to the same document included as Exhibit 10.04 to Form 8-K filed by the Issuer on October 26, 1999, under SEC File No. 000-23945).

           Exhibit 99 -     Press Release issued by the Issuer on October
                            27, 1999 (incorporated by reference to the same document included as Exhibit 99.1 to Form 8-K filed by the Issuer on October 26, 1999, under SEC File
                            No. 000-23945).


           Appendix 1-      Address, Organization and Principal Business of
                            Each Reporting Person Required by Item 2

           Appendix 2-      Information About Each Reporting Person Required
                            by Item 2

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

November 5, 1999

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                             Robert L. Burr, Member


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                             Robert L. Burr, Member



                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member

                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director
Exhibit 1

                             JOINT FILING AGREEMENT

      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated November 5, 1999 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of CALIBER LEARNING NETWORK, INC. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this day of November 5, 1999.

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                             Robert L. Burr, Member


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                             Robert L. Burr, Member

Exhibit 1

                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


APPENDIX 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5


                              PRINCIPAL BUSINESS        PLACE OF
REPORTING PERSON              AND OFFICE ADDRESS        ORGANIZATION        PRINCIPAL BUSINESS
----------------              ------------------        ------------        ------------------
Fleming US Discovery Fund     320 Park Avenue, 11th     Delaware limited    to invest in securities with a
 III, L.P.                    Floor                     partnership         view to long-term capital
("US Fund")                   New York, NY 10022                            appreciation

Fleming US Discovery          c/o Bank of Bermuda, Ltd,  Bermuda limited    to invest in securities with a
                                                         partnership           view to long-term capital
Offshore Fund III, L.P.       6 Front St                                       appreciation
("Offshore Fund")             Hamilton HM 11 Bermuda







Fleming US Discovery          320 Park Avenue,          Delaware limited    to act as the general partner
Partners, L.P.                11th Floor                partnership         of the Funds
("Fleming Partners")          New York, NY  10022

Fleming US Discovery, LLC     320 Park Avenue,          Delaware limited    to act as the sole general
                              11th Floor                liability company   partner of Fleming Partners
                              New York, NY 10022

Robert Fleming, Inc.          320 Park Avenue,         Delaware corporation a registered investment
                              11th Floor                                    adviser and broker-dealer
                              New York, NY 10022

Robert Fleming Holdings,      25 Copthall Avenue        United Kingdom      to provide international
Ltd.                          London EC2B 7PQ,          company             investment banking, asset
                              England                                       management and securities
                                                                            brokerage services to its
                                                                            clients
OTHER

Fleming US Discovery          25 Copthall Avenue
Investment Trust              London EC2B 7PQ,
                              England

Fleming US Discovery          320 Park Avenue,
Fund                          11th Floor
                              New York, NY  10022



                                   Appendix 2

           INFORMATION ABOUT REPORTING PERSONS
           REQUIRED BY ITEM 2

              MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS

          Robert Fleming, Inc.
          Robert L. Burr
          Christopher M.V. Jones*
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton

* Eytan M. Shapiro, Christopher M.V. Jones and Timothy R.V. Parton are United Kingdom citizens. Robert L. Burr is a United States citizen. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming, Inc."


            EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING, INC.

Name:                                     Lord Robin Renwick
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming & Co.
                                          25 Copthall Avenue
                                          London EC2R-7DR, England
Title:                                    Chairman of the Board

Name:                                     Arthur A. Levy
Citizenship:                              United States
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    President, Vice Chairman and Director

Name:                                     Christopher M.V. Jones
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director

Name:                                     Larry A. Kimmel
Citizenship:                              United States
Business Address:                         Robert Fleming,Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Vice President and
                                          Director of Compliance

Name:                                     Iain O.S. Saunders
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming & Co.
                                          25 Copthall Avenue
                                          London EC2R-7DR, England
Title:                                    Director

Name:                                     Jonathan K.L. Simon
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director

Name:                                     Leonard Lubrano
Citizenship:                              United States
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Chief Financial Officer
                                          and Vice President

Name:                                     Mark Mattheys
Citizenship:                              United States
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director and Chief Operating Officer

Name:                                     Charlie Bridge
Citizenship:                              United States
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director

Name:                                     Eduardo Canet
Citizenship:                              United States
Business Address:                         Robert Fleming, Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director

             OFFICERS AND DIRECTORS OF ROBERT FLEMING HOLDINGS, LTD.

BOARD OF DIRECTORS*                                 CITIZENSHIP
-------------------                                 -----------

John Manser CBE                                     United Kingdom
Chairman

William Garrett                                     United Kingdom
Group Chief Executive

Phillip Wichelow                                    United Kingdom

Iain O.S. Saunders                                  United Kingdom

John Emly                                           United Kingdom

Paul Bateman                                        United Kingdom

Tom Hughes-Hallett                                  United Kingdom

Michael Baines                                      United Kingdom

David Boardman                                      United Kingdom

Robin Fleming                                       United Kingdom

Ken Inglis                                          United Kingdom

Arthur A. Levy                                      United States

Bernard Taylor                                      United Kingdom

Sir Robin Renwick KCMG                              United Kingdom

John Archibald                                      United Kingdom

Peter Barton                                        United Kingdom

Ian Hannam                                          United Kingdom

*With the exception of Arthur A. Levy, the business address for each of the above persons is 25 Copthall Avenue, London EC2R- 77DR, England. The titles below the first four names refer to officer titles.